Exhibit (e)(5)(E)

Offer letter

For the attention of: Nikhil TALUJA

Date of offer: 6 July 2016

Date offer expires: 29 July 2016

Dear Nikhil,

I am very pleased to offer you the position of Vice-President, Worldwide Sales for Sequans Communications (“Sequans”). If you accept, you will be hired by SEQUANS Communications, Inc., a wholly-owned subsidiary of Sequans, with offices at 14551 Judicial Road, Suite 12,5 Burnsville, MN 55306, USA (the “Company”).

You will begin employment on September 5, 2016. Effective upon that date and going forward, you will receive an annual salary of $250,000, payable semi-monthly. You will be eligible to receive a performance bonus equivalent to 100 % of your base salary when achieving 100% of the target yearly sales plan.

Subject to the approval of the Board of Directors of Sequans, you will be granted options to purchase 190,000 shares of Sequans stock and you will receive 2 500 restricted shares awards under the terms and conditions set forth in the Sequans standard equity plan.

Benefits, payroll and other human resources management services will be provided through TriNet. TriNet is an employer services organization contracted by the Company to perform selected employer responsibilities on our behalf. As a result of our arrangement with TriNet, TriNet will be considered your employer of record for payroll, benefits, and other functions involving employer related administration, including your new hire enrollment processing.

Sequans Communications will pay up to 2,000 USD per month for your medical insurance through TriNET benefits plan.

However, as Sequans Communications is the company for which you will perform service, we will retain the right to control and direct your work, its results, and the manner and means by which your work is accomplished.

TriNet will be sending you instructions about getting setup for direct deposit, tax withholding and benefits enrollment.

You should be aware that your employment with the Company is for no specified period, and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause.

Nevertheless, if you are terminated other than for cause a severance payment equal to three months base salary will be paid by Sequans.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States and a copy of Employment Eligibility Verification I-9. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

As a condition to your employment with the Company, you will be required to sign the Company’s standard Employment, Confidential Information and Invention Assignment Agreement, a copy of which is enclosed.

You have told the Company that your signing of this letter and your commencement of employment with the Company do not violate any agreement you have with your current employer; your signature confirms this representation.

In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association ; provided, however, that this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company’s trade secrets or proprietary information.

To indicate the acceptance of the Company’s offer, please sign and date this letter in the space provided below, sign the enclosed Employment, Confidential Information and Invention Assignment Agreement, and return them to the Company. A duplicate original is enclosed for your records. This letter, along with the Employment, Confidential Information and Invention Assignment Agreement, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This letter may not be modified or amended except by a written agreement, signed by the Company and by you.

We look forward to having you join SEQUANS Communications. We are very excited about our business prospects, confident about our future, and would be extremely pleased if you were to join us.

Sincerely,
SEQUANS Communications Inc.

/s/ Deborah Choate
Deborah CHOATE, Chief Financial Officer

ACCEPTED AND AGREED TO this 24th day of July, 2016.

/s/ Nikhil Taluja

Candidate name

Enclosures:	Duplicate Original Letter
Employment, Confidential Information, and Invention Assignment Agreement